May 6, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs Mr. Evan S. Jacobson Ms. Melissa Walsh Mr. Craig Wilson

	Re:	Motricity, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 26, 2010 File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2010, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on April 26, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. Enclosed is a courtesy package, which includes four copies of Amendment No. 4, two of which have been marked to show changes from the Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission

May 6, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 73

1. Please update your disclosure to reflect that, as indicated on pages F-23 and F-24, you had no outstanding amounts under your credit facility as of March 31, 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74.

Business

Our Solutions and Services, page 81

2. We note your response to prior comment 1. The mCore Marketplace graphic on page 82 and the disclosure preceding the graphic is still unclear. For example, but without limitation, explain what is meant by “OnboardingAPls” and “Device APIs.”

Response: In response to the Staff’s comment, the Company has revised the mCore Marketplace graphic and disclosure on page 83.

Executive Compensation

Director Compensation, page 125

3. Please revise to clarify why each non-employee director will receive an award of restricted stock equal in value to $140,000 on May 1, 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4. We note your response to prior comment 2 in which you explain your basis for presentation of revenue on the statements of operations for arrangements that do not give the customer the right to take possession of the software. You indicate that professional services do not qualify as a separate unit of accounting. As such, explain why it is appropriate to use differing patterns of revenue recognition for the various deliverables, considering that revenue recognition should be determined for all of the delivered and undelivered items as a single unit of accounting under ASC 605-25-25-6. Support your pattern of recognition by reference to the applicable accounting literature.

Response: The Company respectfully advises the Staff that for arrangements where the customer does not have the right to take possession of the software, there are typically three fee components noted in the contract:

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Professional implementation services fee—represents a fixed fee to customize and implement the specific software platform solutions required by the customer which are performed at the onset of the arrangement, prior to the commencement of the hosting and variable subscription fee. Note that although the fee is fixed, the economics are determined with reference to the scope of the work, the estimated hours and any other costs to perform such work.

Securities and Exchange Commission

May 6, 2010

The professional implementation services fees are not considered to have value to the customer on a standalone basis as required by 605-25-25-5(a) because, under this type of arrangement, the customers do not have the ability to benefit, resell or realize value from the professional services without the associated hosting service.

We consider the professional service fees to be non-refundable upfront fees in accordance with ASC 605-10-S99-1 section F as the implementation service has no utility to the customer without the ongoing hosting service and the customer would not have paid the fee without the ongoing hosting and as such, the upfront fee does not represent the culmination of an earnings process. We therefore defer the professional service fees and recognize them ratably on a monthly basis upon acceptance of the software platform by the customer and commencement of the hosting service and variable subscription fee. Such fees are recognized over the longer of the contractual term of the hosting arrangement or the estimated period the customer is expected to benefit from the services.

•

Hosting fee—represents a fixed monthly fee to host the software solution for a contractually specified term once the software solution is implemented. The monthly hosting fee is also recognized as revenue on a monthly basis as earned, commencing with completion of the professional implementation services.

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Variable activity-based fee—represents a monthly contingent fee measured upon one of three drivers: (1) the number of wireless subscribers using the software solution each month; (2) the aggregate dollar volume or number of transactions processed; or (3) specified rates for individual transactions processed. Although not associated with a particular deliverable, the monthly contingent fees begin the same month as the hosting service commences and continue for the duration of the contract. The Company recognizes the monthly variable subscription fee in the period in which the variable subscription is known by the Company.

This revenue model is consistent with the recognition of total fixed and determinable contract consideration on a ratable basis over the period that the hosting services are expected to be utilized. In all cases the professional services recognition period and the hosting period are consistent based on expected renewal of the hosting services at consistent pricing. We recognize variable activity-based fees in the month in which they are known as the fees are contingent and not subject to reasonable estimation. We believe this is consistent with the guidance (applied by analogy) of ASC 985-605-55-9 (scenario 3).

Strictly for purposes of presentation, we believe showing the professional service fees apart from the managed service fees (consisting of the hosting and variable subscription fee) in our statement of operations is meaningful to investors. For this purpose, we allocate the arrangement consideration based on the contractually stated amounts for each revenue component as we believe this best approximates the fair value of each element.

5. We note your response to prior comment 4. In arrangements that give the customer the right to take possession of the software, further explain how you allocate revenue to the elements of your arrangement for revenue recognition purposes. Specifically, describe your application of the residual method to the professional service fees. Also address why use of the residual method is appropriate under ASC 985-605-25-10e and how you considered the guidance in ASC 985-605-25-5 through 14. In addition, tell us whether the professional fees include both the initial fees to customize and implement the specific software solution and fees to enhance the functionality of the software solution.

Securities and Exchange Commission

May 6, 2010

Response: The Company respectfully advises the Staff that for arrangements that give the customer the right to take possession of the software, there are typically three elements present in the initial arrangement: (1) the software, (2) the professional services to customize and implement the software, and (3) the hosting service. The entire arrangement is assessed under the software revenue guidance. The components of the consideration paid in exchange for these deliverables and the revenue attribution are as follows:

•

Professional implementation services fees—represents fixed fee to customize and implement the specific software platform solutions required by the customer which are performed at the onset of the arrangement, prior to the commencement of the hosting and variable activity-based fee. The professional service fees in the initial arrangement represent the fees to customize and implement the specific software solution and were assessed under ASC 985-605-25-84 and are deemed to represent significant production, modification and customization to the core software platform. Therefore, the software and the implementation services are accounted for by analogy to contract accounting through the implementation of the software, from which time the hosting and variable activity-based fee commence. As we do not have vendor-specific objective evidence (“VSOE”) of the professional implementation services, in accordance with ASC 985-605-25-10e, the total fair value of the undelivered element (the hosting service) is deducted from the arrangement consideration (exclusive of the contingent usage-based fees as discussed below) with the remainder allocated to the professional service fees. We recognize the professional services revenue using the cost-to-cost percentage of completion method of accounting.

•

Hosting fee—represents fixed monthly fee to host the software for a specified term once the software solution is implemented. We assessed the hosting service under ASC 985-605-25-77 and 78 and determined that the hosting service (1) is not considered essential to the functionality of the other elements, (2) is described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services, and (3) we have established VSOE of fair value through substantive renewal rates included in the contract. Accordingly, we account for the hosting fee element of the arrangement separately from the professional services and variable subscription. We recognize the hosting fee as managed services revenue on a monthly basis as earned.

•

Variable activity-based fees—represents a monthly contingent fee measured generally upon one of three drivers: (1) the number of wireless subscribers using the software solution each month; (2) the aggregate dollar volume or number of transactions processed; or (3) specified rates for individual transactions processed. The variable monthly activity-based fee is considered a contingent fee and is recognized as managed services revenue on a monthly basis when the contingency is resolved and the related fee is earned in accordance with ASC 985-605-55-9. Due to the contingent nature of the variable subscription fee, such fees are not considered in the application of the residual method.

At the onset of the arrangement, a separate license fee is not charged. Should a customer elect to self-host, the monthly hosting fee will be eliminated and the variable subscription fee becomes the licensing fee. No customer has elected to self-host as of May 4, 2010.

From time-to-time, customers may enter into separate arrangements subsequent to the initial implementation to enhance the functionality of the software. We have evaluated such arrangements following the guidance provided in ASC 985-605-55-4 and determined that such arrangements are negotiated as stand-alone projects and are not considered as part of the initial arrangement. Specifically, we noted that contracts entered into for additional enhancements to the functionality are not negotiated at the time of the original implementation services, such fees are not interrelated with the initial implementation service fees, and the payment terms related to the initial implementation services are not dependent on the performance of the subsequent enhancement services.

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Securities and Exchange Commission

May 6, 2010

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.
Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Mark D. Director, Kirkland & Ellis LLP
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP